Exhibit 99.1

Wix.com Reports Fourth Quarter and Full Year 2013 Results

-- Fourth Quarter Collections Increased 82% Year-over-Year to $30.6 Million --
-- Fourth Quarter Revenues Increased 88% Year-over-Year to $24.9 Million --
-- Premium Subscriptions Grew 68% Year-over-Year to 790,000 at Year End --
-- Launched New Mobile Solution in Fourth Quarter; over 1.6 Million Mobile Sites Created on Wix --

TEL AVIV, Israel, February 12, 2014 -- Wix.com Ltd. (Nasdaq: WIX), a leading global web development platform, today reported financial results for the fourth quarter and full year ended December 31, 2013.  The Company also provided its financial outlook for 2014.

“In our first reporting period as a public company, we are excited to report strong growth in the fourth quarter with an 82% increase in collections and an 88% increase in revenue. Wix helped a record number of users bring their vision online as we grew our premium subscription base to 790,000 at year-end. We realized this growth while maintaining the same highly efficient levels of marketing spend we have seen in the past few quarters,” said Avishai Abrahami, Chairman, CEO and Co-Founder of Wix.com.

“Our record fourth quarter performance caps off a year of tremendous growth for Wix. In 2013, we furthered our track record of product innovation, added talent to our R&D team, grew our subscription base and expanded our registered user base from 28 million at the end of 2012 to 42 million. In 2014, we will invest in our long-term growth through the continued development of our cloud-based products and marketing our brand and solutions in new and existing geographies,” Mr. Abrahami added.

Fourth Quarter Results and Highlights

•	Collections increased 82% to $30.6 million compared to $16.8 million for the fourth quarter of 2012
•	Revenues increased 88% to $24.9 million compared to $13.3 million for the fourth quarter of 2012
•
Net loss was $10.9 million, or $0.45 per share, compared to a net loss of $3.4 million, or $0.63 per share, for the fourth quarter of 2012. Non-GAAP net loss was $7.0 million, or $0.29 per share, compared to a non-GAAP net loss of $3.0 million, or $0.56 per share, for the fourth quarter of 2012

•	Free cash flow was $1.0 million compared to $0.5 million for the fourth quarter of 2012
•	Accelerated R&D hiring following the company's successful IPO in the fourth quarter that resulted in increased awareness of Wix
•
Added approximately 83,000 premium subscriptions in the period to reach approximately 790,000 as of December 31, 2013, a 68% increase from approximately 470,000 premium subscriptions as of December 31, 2012 and a 12% increase from approximately 707,000 as of September 30, 2013

•
Added over 3 million new registered users to reach approximately 42.1 million  as of December 31, 2013, a 49% increase compared to approximately 28.2 million registered users as of December 31, 2012 and an 8% increase from approximately 38.8 million as of September 30, 2013

•	Launched a new mobile solution in October 2013; over 1.6 million mobile sites now in the Wix Cloud

Full Year 2013 Results and Highlights

•	Collections increased 88% to $98.7 million compared to $52.5 million for the full year 2012
•	Revenues increased 84% to $80.5 million compared to $43.7 million for the full year 2012
•
Net loss was $28.7 million, or $3.33 per share, compared to a net loss of $15.0 million, or $2.71 per share, for the full year 2012. Non-GAAP net loss was $21.0 million, or $2.64 per share, compared to non-GAAP net loss of $13.7 million, or $2.54 per share, for the full year 2012

•	Free cash flow was $1.2 million compared to $(4.6) million for the full year 2012
•
Cash and cash equivalents were $101.3 million at December 31, 2013 compared to $7.5 million at December 31, 2012 following the successful completion of the company’s initial public offering on November 5, 2013

Financial Outlook

The company is introducing its outlook for full year 2014 and first quarter 2014 as follows:

•	For the full year 2014:
o	Collections are expected to be in the range of $145 million to $150 million, representing year-over-year growth of 47% to 52%
o	Revenues are expected to be in the range of $127 million to $130 million, representing year-over-year growth of 58% to 62%
o	Adjusted EBITDA is expected to be in the range of ($38) million to ($42) million

•	For the first quarter of 2014:
o	Collections are expected to be in the range of $33 million to $34 million, representing year-over-year growth of 68% to 73%
o	Revenues are expected to be in the range of $26 million to $27 million, representing year-over-year growth of 68% to 74%
o	Adjusted EBITDA is expected to be in the range of ($13) million to ($14) million

Conference Call and Webcast Information

Wix.com’s fourth quarter and full year 2013 teleconference and webcast is scheduled to begin at 8:30 a.m. ET on Wednesday, February 12, 2014.  To participate on the live call, analysts and investors should dial 877-407-8029 (US/Canada) or 201-689-8029 (International) at least ten minutes prior to the start time of the call.  A telephonic replay of the call will be available through February 19, 2014 by dialing 877-660-6853 (US/Canada) or 201-612-7415 (International) and providing Conference ID: 13574868. Wix will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the Company’s website at http://investors.wix.com/.

About Wix.com Ltd.
Wix.com is a leading cloud-based web development platform with over 42 million registered users worldwide, as of December 31, 2013. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, professionals and individuals to take their businesses, brands and workflow online. The Wix Editor and highly curated App Market enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in San Francisco, New York, Vilnius and Dnepropetrovsk.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: collections, adjusted EBITDA, free cash flow, non-GAAP net loss and non-GAAP net loss per share (collectively the "non-GAAP financial measures").  Collections represents the total cash collected by us from our customers in a given period and is calculated by adding the change in deferred revenues for a particular period to revenues for the same period.  Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense. Free cash flow represents cash flow from operating activities minus capital expenditures.  Non-GAAP net loss represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense and other non-GAAP adjustments. Non-GAAP net loss per share represents non-GAAP net loss divided by the weighted average number of shares used in computing GAAP loss per share.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The company believes that they provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

For more information on the non-GAAP financial measures, please see the "Reconciliation of GAAP to Non-GAAP Financial Measures" table in this press release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The company has not reconciled adjusted EBITDA guidance to net profit because it does not provide guidance for net profit. As items that impact net profit are out of the company's control and/or cannot be reasonably predicted, the company is unable to provide such guidance. Accordingly, a reconciliation to net profit is not available without unreasonable effort.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our ability to grow our user base and premium subscriptions; our ability to maintain and enhance our brand and reputation; our ability to manage the growth of our infrastructure effectively; changes to technologies used in our solutions or in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on November 7, 2013 in connection with our initial public offering. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:
Maya Hagoel
Wix.com
ir@wix.com
972.3.545.4948

Jonathan Schaffer
The Blueshirt Group
ir@wix.com
212.871.3953

Media Relations:
Eric Mason
Wix.com
ericmason@wix.com
650.533.0836

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands)

	Twelve Months Ended
	December 31,
	2012	2013
		(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$7,510	$101,258
Restricted deposit	2,536	3,306
Trade receivables	870	736
Prepaid expenses and other current assets	2,296	4,730
Total current assets	13,212	110,030
Property, equipment and software, net
Long-Term Assets:
Property and equipment, net	2,282	4,231
Prepaid expenses and other long-term assets	561	1,094
Total long-term assets	2,843	5,325

Total assets	$16,055	$115,355

Liabilities and Shareholder's Equity (Deficiency)
Current Liabilities:
Trade payables	$1,942	$4,091
Employees and payroll accruals	2,482	5,881
Deferred revenues	18,368	35,784
Accrued expenses and other current liabilities	3,218	5,903
Total current liabilities	26,010	51,659

Long Term deferred revenues	616	1,400

Total liabilities	26,626	53,059

Shareholders' Equity (Deficiency)
Ordinary shares	18	60
Preferred shares	21	-
Additional paid-in capital	49,182	151,011
Other comprehensive loss	-	(263)
Accumulated deficit	(59,792)	(88,512)
Total shareholders' equity (deficiency)	(10,571)	62,296

Total liabilities and shareholders' equity (deficiency)	$16,055	$115,355

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)

Revenue	$13,297	$24,943	$43,676	$80,473
Cost of revenue	2,804	4,646	9,233	15,257
Gross Profit	10,493	20,297	34,443	65,216

Operating expenses:
Research and development	4,692	10,444	16,782	29,660
Selling and marketing	8,507	16,542	29,057	53,776
General and administrative	1,007	3,149	3,565	8,307
Total operating expenses	14,206	30,135	49,404	91,743
Operating loss	(3,713)	(9,838)	(14,961)	(26,527)
Financial income (expense), net	511	(502)	487	(603)
Other income (expenses)	-	2	(2)	(18)
Loss before taxes on income	(3,202)	(10,338)	(14,476)	(27,148)
Taxes on income	243	580	496	1,572
Net loss	(3,445)	(10,918)	(14,972)	(28,720)

Basic and diluted net loss per share	$(0.63)	$(0.45)	$(2.71)	$(3.33)
Basic and diluted weighted-average shares used to compute net loss per share	6,829,353	25,240,388	6,822,720	11,597,826

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Twelve Months Ended
	December 31,
	2012	2013
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(14,972)	$(28,720)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	871	1,229
Share based compensation expenses	1,020	7,054
Tax benefit related to exercise of share options	234	440
Compensation expenses related to warrants granted in connection with credit line	-	273
Deferred income taxes, net	(71)	(16)
Decrease (increase) in trade receivables	(580)	125
Increase in prepaid expenses and other current and long-term assets	(1,266)	(2,849)
Increase in trade payables	964	1,894
Increase in employees and payroll accruals	567	3,401
Increase in short term and long term deferred revenues	8,803	18,751
Increase in accrued expenses and other current liabilities	820	2,643
Other, net	2	18
Net cash provided by (used in) operating activities	(3,608)	4,243
INVESTING ACTIVITIES:
Proceeds from restricted deposits	1,714	250
Investment in restricted deposits	(86)	(1,020)
Purchase of property and equipment	(947)	(3,070)
Proceeds from sale property and equipment	2	-
Net cash provided by (used in) investing activities	683	(3,840)
FINANCING ACTIVITIES:
Proceeds from issuance of Ordinary shares in IPO, net	-	93,694
Proceeds from exercise of options	61	519
Credit line utilization	-	5,000
Credit line repayment	-	(5,000)
Net cash provided by financing activities	61	94,213
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND EQUIVALENTS	-	(868)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,864)	93,748
CASH AND CASH EQUIVALENTS—Beginning of period	10,374	7,510
CASH AND CASH EQUIVALENTS—End of period	$7,510	$101,258

Wix.com Ltd.
ADJUSTMENTS FOR RECONCILIATION OF GAAP TO NON-GAAP STATEMENT OF OPERATIONS
(In thousands, except loss per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
(1) Stock-based compensation and options expenses:
Cost of revenues	$28	$204	$105	$490
Research and development	146	1,655	553	3,149
Selling and marketing	29	628	101	1,185
General and administrative	58	1,212	261	2,230
Total stock-based compensation and options expense	261	3,699	1,020	7,054
(2) Financial income (expenses), net	-	-	-	273
(3) Taxes on income	234	261	234	440
Total adjustments of GAAP to Non GAAP	495	3,960	1,254	7,767

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Net Loss	$(3,445)	$(10,918)	$(14,972)	$(28,720)
Adjustments:
Financial expenses (income), net	$(511)	$502	$(487)	$603
Other expenses (income)	-	(2)	2	18
Taxes on income	243	580	496	1,572
Depreciation	270	374	871	1,229
Stock-based compensation expense	261	3,699	1,020	7,054
Total adjustments	$263	$5,153	$1,902	$10,476

Adjusted EBITDA	$(3,182)	$(5,765)	$(13,070)	$(18,244)

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET LOSS AND NON-GAAP NET LOSS PER SHARE
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Net Loss	$(3,445)	$(10,918)	$(14,972)	$(28,720)
Stock-based compensation expense and other Non GAAP adjustments	495	3,960	1,254	7,767
Non-GAAP net loss	$(2,950)	$(6,958)	$(13,718)	$(20,953)

Basic and diluted Non GAAP net loss per share	$(0.56)	$(0.29)	$(2.54)	$(2.64)
Weighted average shares used in computing basic and diluted Non GAAP net loss per share	6,829,353	25,240,388	6,822,720	11,597,826

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Revenues	$13,297	$24,943	$43,676	$80,473
Collections	$16,811	$30,592	$52,479	$98,673
Free Cash Flow	$477	$1,009	$(4,555)	$1,173
Number of registered users at period end	28,226	42,126	28,226	42,126
Number of premium subscriptions at period end	470	790	470	790

Wix.com Ltd.
RECONCILIATION OF REVENUES TO COLLECTIONS
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Revenues	$13,297	$24,943	$43,676	$80,473
Change in deferred revenues	3,514	5,649	8,803	18,200
Collections	$16,811	$30,592	$52,479	$98,673

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2012	2013	2012	2013
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$732	$2,434	$(3,608)	$4,243
Capital expenditures	(255)	(1,425)	(947)	(3,070)
Free Cash Flow	$477	$1,009	$(4,555)	$1,173

Wix.com Ltd.
RECONCILIATION OF PROJECTED REVENUES TO PROJECTED COLLECTIONS
(In thousands)

	Three Months Ended		Twelve Months Ended
	March 31,		December 31,
	2014		2014
	(unaudited)		(unaudited)
	Low	High	Low	High

Projected revenues	$26,000	$27,000	$127,000	$130,000
Projected change in deferred revenues	7,000	7,000	18,000	25,000
Projected collections	$33,000	$34,000	$145,000	$155,000